1 June 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 26 May 2026 to 29 May 2026 it purchased through ABN AMRO Bank N.V. a total of 2,447,292 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
26/05/2026	606,898	2481	2444	2457.3313
27/05/2026	614,650	2457	2397	2426.3403
28/05/2026	611,846	2470	2381	2437.4587
29/05/2026	613,898	2462	2392	2429.3126

Following the settlement of the above transactions, RELX PLC holds 61,573,582 ordinary shares in treasury, and has 1,766,885,893 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 57,465,710 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/4775G_1-2026-6-1.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66